March 11, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ameen Hamady and Kristi Marrone

Re:     Dolby Laboratories, Inc.
Form 10-K for the year ended September 29, 2023
Filed November 17, 2023
Form 8-K
Filed November 16, 2023
File No. 001-32431

Ladies and Gentlemen:

On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 28, 2024, relating to the Company’s Annual Report on Form 10-K for its fiscal year ended September 29, 2023, filed with the Commission on November 17, 2023 and the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2023.

In this letter, we have recited the comment from the Staff in italicized, bold type for ease of reference and have followed the comment with the Company’s response.

Form 10-K for the year ended September 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 38

1.We note your discussion and analysis of the changes in your income tax on page 41. Based on your effective tax rate reconciliation within Note 12, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears that the differences on rates of foreign operations changed from a 4.5% decrease to your effective tax rate in 2022 to a 1.9% decrease to the effective tax rate in 2023 while the proportion of income before income taxes for your international operations remained fairly consistent at approximately 84% of total income before operations for 2022 and 82% in 2023. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income may be impacting your effective tax rate, please explain the changes and factors including whether you may expect these changes to continue. Given the materiality of your foreign operations and impact on your effective tax rate, please also tell us your consideration of including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions in order for

Securities and Exchange Commission
March 11, 2024

readers to better understand the material impacts such factors have on your effective tax rate. Please refer to Item 303 of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and wishes to inform the Staff that, in response to general changes in global business conditions, the Company transitioned the location and tax residency of its primary international trading subsidiary from the Netherlands to the Republic of Ireland on September 30, 2022, which was the last day of its fiscal year. Due to this transition and the corresponding shift of income from the Netherlands to Ireland, the overall FY2023 tax provision for foreign operations increased compared to FY2022. The Company is taxed at a higher effective tax rate in the Republic of Ireland than the effective rate at which the Company was taxed in the Netherlands. Hence we reported the increase of 2.6% in the effective tax rate under “foreign rate differential” from (4.5%) to (1.9%) in FY2023. In connection with the transition of tax residency, the Company also recorded additional tax benefit for cross border intercompany transactions under ASC 740-10-50-15A in FY2023. This additional benefit accounted for a decrease in the impact of “increase (decrease) unrecognized tax benefit” on the effective tax rate of (2.2%) compared to FY2022 which is included in the calculation of that factor in the rate reconciliation table. The combined impact of these two items related to the transition was a 0.4% increase to the effective tax rate from FY2022 to FY2023. Accordingly, the transition of tax residency was not highlighted as having a material impact on the Company’s income tax expense. We do not expect such changes in tax residency and corresponding increases in effective tax rates to continue in future periods.

The Company acknowledges the Staff’s feedback and will, in future filings, include disclosures regarding items that materially fluctuate in comparison to the prior period and will quantify and disclose the nature of each item that caused a material change. The Company will continue to disclose its primary taxing jurisdictions, including the Republic of Ireland, where foreign earnings are derived. The Company advises the Staff that it has not been granted any incentivized tax rates and does not operate under any tax holidays in any jurisdiction. If the Company identifies material known factors or uncertainties affecting income tax rates in future reporting periods, it will provide appropriate additional discussion in the MD&A portion in accordance with Item 303 of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification of the corresponding SEC filings.

Note 13. Restructuring, page 82

2.In future filings, please also expand your disclosures here or within MD&A to disclose the expected effects on future earnings and cash flows resulting from each of your restructuring plans along with the initial period in which those effects are expected to be realized. In that regard, quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Securities and Exchange Commission
March 11, 2024

RESPONSE:

The Company respectfully acknowledges the Staff’s comment to expand its disclosures to include the expected effects on future earnings and cash flows resulting from each of its restructuring plans, including whether the actual results were in line with management’s expectations when the restructuring plans were initiated. For future filings, the Company will consider the guidance in SAB Topic 5:P.4 and will, for each restructuring plan, provide expanded disclosures within the MD&A section of our respective Form 10-Q and Form 10-K to the extent they are determined to be material.

Set forth below is an illustrative sample of disclosures with respect to restructuring plans which have already been implemented, to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2024.

In September 2023, we initiated a restructuring plan with the purpose of focusing our resources on our highest strategic priorities. In connection with this plan, we recorded expense in the fourth quarter of fiscal 2023 of $13.4 million in severance and other related benefits and an impairment loss of $16.9 million related primarily to internally developed software for projects we are no longer pursuing. In continuation with this plan, we recorded expense in the first quarter of fiscal 2024 of $7.4 million in severance and other related benefits. Cash payment of the severance and other termination benefits were substantially completed by the end of the second quarter of fiscal 2024. These activities are expected to result in estimated gross pre-tax operating income savings of approximately $40 million to $45 million within fiscal 2024. The impact of these estimated savings on our operating expenses will be mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

In June 2023, we implemented a focused restructuring plan, primarily consisting of workforce reductions and facility consolidations to improve execution in alignment with our strategy and to reduce our cost structure through improved utilization of our global infrastructure. As a result of these events, we recorded expense in the third quarter of fiscal 2023 of $10.9 million in severance and other related benefits and expense of $6.9 million related to a facility consolidation in New York, NY. Actions and expenses related to this plan were substantially completed by the end of the second quarter of fiscal 2024. These activities are expected to result in estimated gross pre-tax operating income savings of approximately $20 million to $25 million within fiscal 2024. The impact of these estimated savings on our operating expenses will be mostly offset by increased investment in our strategic priorities and the effects of inflation on our remaining expenses.

Form 8-K filed November 16, 2023

General

3.Please elaborate upon your disclosure related to the adjustment for amortization of acquisition-related intangibles to arrive at Non-GAAP Net Income.  Specifically,
•explain the nature of intangible asset amortization expense that has been included in the adjustment, as it appears that only a portion of amortization expense recognized for the period has been included, and

Securities and Exchange Commission
March 11, 2024

•provide more robust disclosure explaining why management believes this adjustment, which excludes some, but not all, amortization expense, results in a non-GAAP measure that is useful to investors, as well as any other additional purposes for which management uses this measure.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment regarding the adjustment for amortization of acquisition-related intangibles to arrive at Non-GAAP Net Income. In response to the Staff’s comment, the Company notes that Non-GAAP Net Income excludes all amortization expense related to intangible assets acquired through business combinations. Non-GAAP Net Income does not exclude amortization expense related to other intangible assets.

The Company’s business combination activities have at times resulted in the recognition of intangible assets, which consist primarily of customer relationships and developed technology. Although these intangible assets contribute to the Company’s revenue generation, the amortization related to acquisition-related intangible assets is significantly impacted by the timing and/or size of acquisitions. The valuation of intangible assets in a business combination is impacted by management’s judgments and estimates. Other amortization expenses are primarily related to patents, technology, and trademarks for which the valuation is not impacted by management’s judgments and estimates but rather an arm’s-length transaction with a market participant.

The Company respectfully advises the Staff that it believes that presentation of Non-GAAP Net Income excluding amortization expense related to intangible assets acquired through business combinations is useful to investors. As noted in Exhibit 99.1 to the referenced Form 8-K regarding non-GAAP financial measures, “To supplement Dolby's financial statements presented on a GAAP basis, Dolby management uses, and Dolby provides to investors, certain non-GAAP financial measures as an additional tool to evaluate Dolby's operating results in a manner that focuses on what Dolby's management believes to be its ongoing business operations and performance...”. In part due to the factors noted in the previous paragraph, Dolby management uses various Non-GAAP measures, including but not limited to Non-GAAP Net Income, for evaluating ongoing operations, internal planning and forecasting including predicting future cash flows, determining bonus payouts, and assessing the underlying value of its operations from period to period. Additionally, our peers commonly remove acquisition-related intangible asset amortization from their Non-GAAP measures. For these reasons, the Company believes that the presentation of various Non-GAAP measures, including but not limited to Non-GAAP Net Income, excluding amortization expense related to intangible assets acquired through business combinations provides investors with meaningful supplemental financial information to evaluate our performance against peers and against prior periods.

In consideration of the Staff’s comment and in order to provide more robust disclosure, the Company will enhance its disclosure in future filings as follows:

-Within the section titled “Non-GAAP financial information” (added disclosure is shown underlined):

To supplement Dolby's financial statements presented on a GAAP basis, Dolby management uses, and Dolby provides to investors, certain non-GAAP financial measures as an additional tool to evaluate Dolby's operating results in a manner

Securities and Exchange Commission
March 11, 2024

that focuses on what Dolby's management believes to be its ongoing business operations and performance. We believe these non-GAAP financial measures are also helpful to investors in enabling comparability of operating performance between periods and among peer companies. Additionally, Dolby’s management regularly uses our supplemental non-GAAP financial measures to make operating decisions, for planning and forecasting purposes and determining bonus payouts. Specifically, Dolby excludes the following as adjustments from one or more of its non-GAAP financial measures:

-Within the section titled “Non-GAAP financial information” under Amortization of acquisition-related intangibles (added disclosure is shown underlined):

Amortization of acquisition-related intangibles: Dolby amortizes intangible assets acquired in connection with acquisitions. These intangible assets consist of patents and technology, customer relationships, and other intangibles. Dolby records amortization charges relating to these intangible assets in its GAAP financial statements, and Dolby views these charges as items arising from pre-acquisition activities that are determined by the timing and valuation of its acquisitions. As these amortization charges do not directly correlate to its operations during any particular period, Dolby excludes these charges to facilitate an evaluation of its current operating performance and comparisons to its past operating results. In addition, while amortization expense of acquisition-related intangible assets is excluded from Non-GAAP Net Income, the revenue generated from those assets is not excluded.

4.Given that the GAAP to non-GAAP reconciliation starts with net income attributable to Dolby Laboratories, Inc. adjusted for income/loss attributable to noncontrolling interest, please revise the label of your non-GAAP measure "Non-GAAP net income" to reflect the fact that it is non-GAAP net income attributable to Dolby Laboratories, Inc.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will revise this label from “Non-GAAP net income” to “Non-GAAP net income attributable to Dolby Laboratories, Inc.” in future filings which include that metric.

*    *    *

Securities and Exchange Commission
March 11, 2024

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me or Ryan Nicholson at 415-645-5582
Very truly yours,

/s/ Robert Park____________________
Robert Park
Dolby Laboratories, Inc.
Senior Vice President and Chief Financial Officer

cc:    Dolby Laboratories, Inc.
Kevin Yeaman, President and Chief Executive Officer
Andy Sherman, Executive Vice President, General Counsel and Corporate Secretary
Ryan Nicholson, Vice President, Corporate Controller (Principal Accounting Officer)

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